January 29, 2007

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The Mexico Fund, Inc.
Investment Company Act File No. 811-03170
Registration Statement on Form N-2

Dear Sir or Madam:

Enclosed for filing on behalf of The Mexico Fund, Inc. (the “Fund”), is one copy of the Fund’s initial registration statement under the Securities Act of 1933 (“1933 Act”) and Amendment No. 47 to the Fund’s registration statement under the Investment Company Act of 1940 (“1940 Act”) on Form N-2 (the “Registration Statement”), in electronic format. The Registration Statement relates to a proposed issuance of transferable rights to Fund stockholders entitling them to subscribe for Fund shares to be registered pursuant to the Registration Statement.

Certain items contained in the Registration Statement, including the exhibits thereto, will be completed and filed in a pre-effective amendment to the Registration Statement.

Filing fees required under the 1933 Act have been transmitted to the SEC’s lockbox. If you have any questions or comments, please contact the undersigned at (202) 261-3499.

Sincerely,

/s/ Karl Paulson Egbert
Karl Paulson Egbert

Attachments

cc:

Mr. José Luis Gómez Pimienta, President of the Fund

Sander M. Bieber, Dechert LLP

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